TABCORP Holdings Limited
ABN 66 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

04046471

4 November 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL RECEIVED NOV 15 2004

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

SUPPL

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

PROCESSED
DEC 03 2004
FINANCIAL

dlw 12/7

Enc.

4 November 2004

New arrangements for management of Gold Coast and Brisbane casinos

Tabcorp Holdings Limited today announced that its wholly owned subsidiary, Jupiters Limited, has negotiated new arrangements with the BI Gaming Corporation involving the management agreements for the Conrad Treasury and Conrad Jupiters hotel-casino complexes in Queensland.

Contrary to previous market speculation, Jupiters has not agreed to buy-out the management agreements for the two properties. BI Gaming, which is part of Caesars Entertainment, currently manages Conrad Treasury in Brisbane and Conrad Jupiters on the Gold Coast on an exclusive basis for Jupiters.

However, BI Gaming and Jupiters have agreed to amend the management agreements, allowing Jupiters the flexibility to use casino management expertise from within the Tabcorp group or BI Gaming's experience to manage the complexes.

The new arrangements allow Tabcorp to appoint senior casino executives to manage the Gold Coast and Brisbane properties and continue to align the properties within the Tabcorp Casino Division, which also includes Star City in Sydney and the Townsville casino.

Tabcorp's Managing Director and Chief Executive Officer Matthew Slatter said: "The changes to the management agreements ensure that Tabcorp can manage the day-to-day operations and introduce exciting new customer experiences at the two casino properties."

From 17 November, the following management changes will occur in the Tabcorp Casino Division:

Charles Read has been appointed Chief Operating Officer at Conrad Jupiters. Mr Read has been Executive General Manager, Strategy and Development with Tabcorp for more than four years. During his time at Tabcorp, he has been responsible for the successful acquisitions of Jupiters Limited and Tab Limited together with the strategic planning of the group. He takes up his new appointment at the end of January.

Mr Read has Bachelor of Commerce and Bachelor of Arts degrees, is an Associate of the Securities Institute of Australia, and is registered as a Certified Public Accountant by the University of Illinois. Prior to joining Tabcorp in 2000, Mr Read was a Director in the Corporate Finance division of Warburg Dillon Read (now UBS) in London prior to which he had spent five years in the corporate finance department of Warburg Dillon Read (now UBS) in Melbourne. He has also worked for Arthur Anderson in Hong Kong and Melbourne.

Xavier Walsh, who was formerly with Tabcorp and has been working with BI Gaming as Vice President and General Manager Conrad Treasury, will return to Tabcorp and continue as Chief Operating Officer at Brisbane Treasury.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp
the bigger better game

* * * * * * *

Stephen Spence has been appointed General Manager Finance for Conrad Jupiters. Gary Martin, who has recently joined Tabcorp from Telstra, takes on the role of General Manager Technical Services for the Casinos Division.

Tabcorp's Chief Executive of Casinos, David Banks, acknowledged the contribution of BI Gaming senior management, in particular Howard Dreitzer, who has been Senior Vice President Australia and General Manager Conrad Jupiters.

"I would like to take this opportunity to thank Howard and those members of the senior management team for their experience and input into the two hotel-casino properties. Their contribution to the growth of the Brisbane and Gold Coast businesses, and their co-operation in beginning to share best practice across all the properties, has been invaluable.

"Howard has also been involved in a number of community activities on the Gold Coast, including his work to promote Surf Life Saving, the Indy 300 event and responsible gambling in Queensland. He has been incredibly supportive of the local community during his eight years in Queensland.

Mr Banks said: "We have fantastic teams of people at Conrad Jupiters and Conrad Treasury who ensure our customers can enjoy the best possible entertainment experience at our properties.

"The new appointments will ensure we continue that passion and commitment of putting our customers first at both the Gold Coast and Brisbane casinos."

The amendments to the management agreements have received the approval of the Queensland Governor-in-Council as required under the *Casino Control Act 1982* (Qld).

For more information, please contact:
Bruce Tobin, General Manager Public Affairs
(03) 9868 2508